UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
FORM 11-K
_____________________

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 000-14798

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Woodmark Corporation
Retirement Savings Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Woodmark Corporation
561 Shady Elm Road
Winchester, VA 22602

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants, Plan Administrator and Retirement Plan Committee
American Woodmark Corporation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of American Woodmark Corporation Retirement Savings Plan (the Plan) as of December 31, 2024, and 2023, the related statements of changes in net assets available for benefits for the year ended December 31, 2024, and 2023, and the related notes to the financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2020.

/s/ Yount, Hyde & Barbour, P.C.
Winchester, Virginia
June 12, 2025

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	2024	2023
ASSETS
Investments at fair value:
Collective funds	$239,784,611	$212,413,903
Mutual funds	77,756,794	63,009,412
American Woodmark Corporation Stock Fund:
Cash	—	424,080
Money market fund	706,914	377,608
Common stock - American Woodmark Corporation	33,699,883	40,038,591
Total investments, at fair value	351,948,202	316,263,594

Receivables:
Employer’s contributions	294,174	323,614
Participants’ contributions	—	115,914
Notes receivable from participants	10,163,548	9,183,872
Total receivables	10,457,722	9,623,400

Net assets available for benefits	$362,405,924	$325,886,994

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2024 and 2023

	2024	2023
ADDITIONS TO ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$27,747,577	$58,419,935
Interest and dividends	2,005,782	1,454,993
Total investment income	29,753,359	59,874,928

Interest on notes receivable from participants	842,399	572,142

Contributions:
Participants’ contributions	20,651,430	18,671,524
Rollovers	1,452,794	1,188,279
Employer’s contributions	19,790,318	17,193,785
Total contributions	41,894,542	37,053,588

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Benefits paid to participants	(35,503,636)	(32,644,358)
Administrative expenses	(467,734)	(556,242)
Total deductions	(35,971,370)	(33,200,600)

Net increase in net assets available for benefits	36,518,930	64,300,058

Net assets available for benefits at beginning of year	325,886,994	261,586,936

Net assets available for benefits at end of year	$362,405,924	$325,886,994

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2024 and 2023

1.Description of the Plan
The following description of the American Woodmark Corporation Retirement Savings Plan (“the Plan”) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document.
a.General

The Plan is a defined contribution plan that covers employees of American Woodmark Corporation (“the Corporation”) upon meeting certain eligibility requirements. Essentially, all employees are eligible and can participate immediately in the Plan. Employees that do not actively enroll or opt out of the Plan will automatically be enrolled following 90 days of service. Eligible employees are auto enrolled at a contribution rate of 3% unless they actively enroll or opt out during the initial enrollment period. The automatic contribution rate auto escalates by 1% per calendar year, up to a contribution rate of 8%. The participant may modify this at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Newport Trust Company is the trustee of the Plan. Further information regarding the Plan is available in the plan document.

b.Contributions

The Plan allows participants to contribute up to 100% of their annual compensation excluding extraordinary remuneration not generally received by the participants as a class. The statutory maximum amount of contributions allowed was $23,000 and $22,500 for the years ended December 31, 2024 and 2023, respectively. Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for 2024 and 2023 was $7,500. Participants may elect to invest their contributions in the investment options made available by the Corporation. The accounts of participants who have not made investment elections are automatically invested in the applicable Vanguard Target Retirement fund.

The Corporation makes matching contributions equal to 100% of each participant’s salary reduction contribution up to the first 4% and 50% of the next 2% of the participant’s annual compensation. Prior to January 1, 2024, the Plan’s matching contribution was capped at 100% of the first 4% of employee contributions. All matching contributions are made in cash by the Corporation.

The Corporation also makes profit sharing contributions to each eligible participant in the Plan equal to 3% of the Corporation’s net income for fiscal years in which the Corporation’s net income equals or exceeds $15 million divided by the number of eligible employees. Prior to February 1, 2024, the Corporation made profit sharing contributions to each eligible participant in the Plan equal to 3% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeded $0 in total but was less than or equal to $20 million, 4% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeded $20 million but was less than or equal to $30 million, and 5% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeded $30 million, divided by the number of eligible employees. These contributions are made in the form of the Corporation’s common stock. Profit sharing contributions made in 2024 and 2023 were $5,274,842 and $4,686,167, respectively. Additional incentive contributions may be made at the option of the Corporation’s board of directors; however, none were made in 2024 or 2023.

c.Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related matching contribution, an allocation of the Corporation’s profit sharing, incentive contributions, and Plan earnings. Allocations of income (losses) attributable to investment funds are made proportionately based upon account balances to each participant’s account.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2024 and 2023

d.Vesting

Participants are immediately vested in their contributions and the Corporation's profit sharing and safe harbor matching contributions plus actual earnings thereon. Matching contributions made prior to the plan becoming a safe harbor plan are subject to the five-year vesting schedule. Any non-vested funds in the accounts of terminated participants are forfeited after a five-year break in-service.

e.Loans

Participants are allowed to take out loans from their vested balances. The minimum loan amount is $1,000 and only one loan can be outstanding at any time. The maximum loan amount is equal to the lesser of 50% of the participant’s vested account or $50,000 in accordance with the Department of Labor’s regulations. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 2%.

f.Payment of Benefits

Upon termination of service a participant may receive a lump-sum amount equal to the vested balance of their account, take a partial withdrawal of their account, or leave the vested balance in the Plan until Required Minimum Distributions are required.

g.Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend, modify, suspend, or terminate the Plan.

h.Investment Options

Participants in the Plan may direct their individual contributions into any of the investment options offered by the Plan. The Plan currently provides that the Corporation’s matching contributions are invested in the employee’s current investment elections. The Corporation’s profit sharing contributions are automatically invested in the Corporation’s common stock, which is held by the American Woodmark Corporation Stock Fund (“the Stock Fund”). The Plan allows participants to diversify their profit sharing contributions out of the Stock Fund.

i.Forfeited accounts

At December 31, 2024 and 2023, the balance of forfeited non-vested accounts was $0. Forfeited account balances include terminated participants’ non-vested accounts and a one-time deposit in the amount of $1,005,577 in April 2023 from excess funds in the Company’s terminated Pension Plan. The forfeited balances may be used to reduce future Corporation contributions or pay administrative expenses of the Plan. In 2024 and 2023, forfeited non-vested accounts were used to reduce employer profit sharing contributions by $0 and $1,009,768, respectively, and administrative expenses by $9,698 and $2,363, respectively.

j.Administrative Expenses

The Corporation pays for all recordkeeping services less any reimbursements to the Plan from the participating mutual funds, trustee, and custodial fees for the Corporation’s common stock. All other expenses are paid by the Plan.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2024 and 2023

2.Summary of Significant Accounting Policies

a.Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

b.Investment Valuation and Income Recognition

Investments are stated at fair value. The fair value of mutual funds is based on quoted market prices on the last business day of the Plan year. The fair value of the Corporation’s common stock within the Stock Fund is based on the closing price on the last business day of the Plan year. Participants own units of the Stock Fund, not shares of the Corporation’s common stock. The collective funds are valued by applying the Plan’s ownership percentage in the fund to the fund’s net asset value at the valuation date as a practical expedient of fair value. Money market fund balances are valued based on redemption values on the last business day of the Plan year.

The Stock Fund consists of the Plan’s investment in the Corporation’s common stock, a money market fund, and cash. In accordance with the Plan’s policy of stating investments at fair value, the amount reflected as the net appreciation in fair value of investments represents the change in fair value as compared to cost and realized gains and losses, with cost determined using the average cost method. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investments, in general, are exposed to various risks, including interest rate, credit and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Included in investments at December 31, 2024 and 2023, are shares of American Woodmark Common stock amounting to $33,699,883 and $40,038,591, respectively. This investment represents 10% and 13% of total investments at December 31, 2024 and 2023, respectively. A significant decline in the market value of American Woodmark stock would significantly affect the net assets available for benefits.

c.Notes receivable from participants

Notes receivable from participants (loans) are carried at their unpaid principal plus accrued and unpaid interest. Delinquent participant loans are considered in default and treated as a distribution to the participant.

d.Benefit Payments

Benefit payments are recorded upon distribution.
e.Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2024 and 2023

3.Fair Value Measurements
The Plan’s investments are carried at fair value using a three-level valuation hierarchy for fair value measurement.
These levels are described below:

Level 1 – Investments with quoted prices for identical assets or liabilities in active markets.

Level 2 – Investments with observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Investments with unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities measured at fair value on a recurring basis are as follows:

	Fair Value Measurements as of December 31, 2024

	Level 1	Level 2	Level 3	Total
Mutual funds	$77,756,794	$—	$—	$77,756,794
Collective funds	—	239,784,611	—	239,784,611
American Woodmark Corporation stock fund:
Money market fund	—	706,914	—	706,914
American Woodmark Corporation common stock	33,699,883	—	—	33,699,883
Total American Woodmark Corporation stock fund	33,699,883	706,914	—	34,406,797
Total investments	$111,456,677	$240,491,525	$—	$351,948,202

	Fair Value Measurements as of December 31, 2023

	Level 1	Level 2	Level 3	Total
Mutual funds	$63,009,412	$—	$—	$63,009,412
Collective funds	—	212,413,903	—	212,413,903
American Woodmark Corporation stock fund:
Cash	424,080	—	—	424,080
Money market fund	—	377,608	—	377,608
American Woodmark Corporation common stock	40,038,591	—	—	40,038,591
Total American Woodmark Corporation stock fund	40,462,671	377,608	—	40,840,279
Total investments	$103,472,083	$212,791,511	$—	$316,263,594

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2024 and 2023, there were no significant transfers in or out of different levels.

4.Reconciliation of Financial Statements to Form 5500

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2024 and 2023

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2024 and 2023:

	December 31,
	2024	2023

Net assets available for benefits per the financial statements	$362,405,924	$325,886,994
Less amounts allocated to withdrawing participants	(4,374,310)	(5,416,974)
Net assets available for benefits per the Form 5500	$358,031,614	$320,470,020

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2024 and 2023:

	December 31,
	2024	2023

Benefits paid to participant per the financial statements	$35,503,636	$32,644,358
Plus amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at end of the year	4,374,310	5,416,974
Less amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at beginning of the year	(5,416,974)	(3,478,416)
Benefits paid to participants per the Form 5500	$34,460,972	$34,582,916

Amounts allocated to withdrawing participants and benefit payments pending distribution are recorded on the Form 5500 for benefit claims that have been processed and approved for payment by the Corporation prior to December 31 but not yet paid as of that date.

5.Related-Party Transactions
During 2024 and 2023, the Plan received no dividends from the Corporation. Certain administrative services are provided by the Corporation without cost to the Plan, while all out-of-pocket administrative expenses are paid by the Plan. Loans to participants, which are considered parties-in-interest, were granted throughout the year as part of normal plan operations.

6.Federal Income Taxes
The Internal Revenue Service (“IRS”) determined and informed the Corporation by a letter dated June 30, 2020 that the Plan, as amended, qualified under Section 401 of the Internal Revenue Code (“IRC”). The Trust established under the Plan is tax exempt under Section 501. The plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. generally accepted accounting principles require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.Subsequent Events
In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated from the year end date through the date of the issuance of the Plan’s financial statements. Except as described below there were no other subsequent events which required recognition, adjustment to or disclosure in the financial statements:

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2024 and 2023

Beginning January 1, 2025, participants who are 60 to 63 years of age can contribute a higher catch-up contribution amount per limits imposed by law.

In April 2025, a one-time deposit in the amount of $81,393 was made to the Plan from excess funds in the Company’s terminated Pension Plan that will be used to fund future Company profit sharing contributions.

The Plan changed trustees to Ascensus Trust from Newport Trust Company in April 2025.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)
EIN 54-1138147 Plan # 001
December 31, 2024

Identity of issuer, borrower, lessor, or similar party	Description of investment	Number of shares or units, Par or face amount, rate of interest, maturities	Current value
Cash:
First American Funds	First American US Treasury Money Market Fund	706,914.000 shares of money market fund, pays interest at 5.0%	$706,914
	Total		706,914

Collective Funds:
Vanguard Funds	Vanguard Target Retirement 2020 Trust II	135,004.581	6,331,715
Vanguard Funds	Vanguard Target Retirement 2025 Trust II	660,956.683	32,671,089
Vanguard Funds	Vanguard Target Retirement 2030 Trust II	798,320.982	40,778,236
Vanguard Funds	Vanguard Target Retirement 2035 Trust II	752,765.551	40,641,812
Vanguard Funds	Vanguard Target Retirement 2040 Trust II	578,154.569	33,452,023
Vanguard Funds	Vanguard Target Retirement 2045 Trust II	469,714.587	28,375,458
Vanguard Funds	Vanguard Target Retirement 2050 Trust II	312,466.420	19,254,181
Vanguard Funds	Vanguard Target Retirement 2055 Trust II	179,143.030	14,782,883
Vanguard Funds	Vanguard Target Retirement 2060 Trust II	180,299.739	11,741,119
Vanguard Funds	Vanguard Target Retirement 2065 Trust II	86,879.299	3,483,860
Vanguard Funds	Vanguard Target Retirement 2070 Trust II	23,503.784	574,902
Vanguard Funds	Vanguard Target Retirement Inc Trust II	13,282.741	597,856
Vanguard Funds	Vanguard Target Retirement Income & Growth	8,098.404	179,056
MetLife Group	Great Gray CIT III for MetLife Group	323,608.442	6,920,421
	Total	4,522,198.812	239,784,611

Mutual Funds:
Blackrock Funds	Blackrock Equity Dividend	207,130.092	3,929,258
Blackrock Funds	Blackrock Strategic Global Bond	566,438.187	2,939,814
Fidelity Funds	Fidelity Advisor Overseas	28,988.741	931,408
Fidelity Funds	Fidelity Small Cap Value	226,168.456	4,604,790
Invesco Funds	Invesco Developing Markets Funds	34,921.842	1,330,173
JP Morgan Funds	JPMorgan Core Bond - R6	470,258.352	4,759,015
JP Morgan Funds	JPMorgan Large Cap Growth - R5	0.087	7
JP Morgan Funds	JPMorgan Large Cap Growth - R6	193,203.411	16,178,854
Vanguard Funds	Vanguard Real Estate Index Admiral	18,763.434	2,370,009
Vanguard Funds	Vanguard Small Cap Growth Index - ADM	62,785.209	6,179,948
Vanguard Funds	Vanguard Total Bond Market Index Admiral	629,997.996	5,972,381
Vanguard Funds	Vanguard Total Intl Stock Index - ADM	192,891.440	6,112,730
Vanguard Funds	Vanguard Total Stock Market Index - ADM	159,174.696	22,448,407
	Total	2,790,721.943	77,756,794

*American Woodmark Corporation	Common Stock	423,738.000	33,699,883

* Participants’ loans	Notes receivable from participants	Various interest rates and maturities	10,163,548

	Total		$362,111,750

* Party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the American Woodmark Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 12, 2025	By: _/s/ PAUL JOACHIMCZYK____________
Paul Joachimczyk
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Yount, Hyde & Barbour, P.C. (Filed herewith)